SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Meeting with Investors

IR Braskem
January 2016

Braskem

BRKM5 NÍVEL 1 BM&FBOVESPA
BAK LISTED NYSE
LATIBEX XBRK
Corporate Sustainability Index ISE 2016
Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM

Disclaimer and forward-looking statements

This presentation contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. The terms “anticipate,” “believe,” “expect,” “foresee,” “intend,” “plan,” “estimate,” “project,” “aim” and similar terms are used to indicate forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties and are prepared using the information currently available to Braskem.

This presentation was up-to-date as of September 30, 2015, and Braskem does not assume any obligation to update it in light of new information or future developments.
Braskem undertakes no liability for transactions or investment decisions made based on the information in this presentation.
2

Agenda

Braskem

BRASKEM

GLOBAL SCENARIO

3Q15 RESULTS

PRIORITIES

25
20
15

3

Braskem

Braskem

Leader in thermoplastic resins production in the Americas

- Leading presence in the Brazilian market: only integrated petrochemical company in 1st and 2nd generation
- Key player of thermoplastic resins (PE+PP+PVC) in South America
- Largest PP producer in USA
- Leader in sustainable chemicals (focus on renewable raw materials)
- Listed in 3 cstok exchanges: BM&FBovespa, NYSE and Latibex - 100% tag along
- Market Cap of US$4.1 billion and EV of US$9.4 billion (Jan 07th, 2016)
- Investment grade by all 3 global rating agencies:

STANDARD &POOR'S FitchRatings MOODY'S

- 29 facilities in Brazil, 5 in USA and 2 in Germany
  - ✓ Naphtha, hybrid and gas based crackers
  - ✓ Petrobras as the main supplier in Brazil (~70% of naphtha needs and 100% of gas needs)

2 PP (Wesseling and Schkopau)
1 PP W.Virginia
1 PP Pennsylvania
3 PP Texas
1 naphtha cracker
4 PE
1 PP
1 PVC
1 chlor-alkali
2 PVC
1 chlor-alkali
1 gas cracker
1 PP
1 PE
1 hybrid cracker
2 PP
3 PE
1 naphtha cracker
1 ethanol cracker
5 PE
2 PP
Industrial Assets

5

Braskem

Consistent trajectory of organic growth, acquisitions and delivery of results

Leadership in Brazil | **Leadership in the Americas** | **Going Global**

Capacity (kton/year)

Braskem (Aug, 2002)
Copene
Nitrocarbono
Proppet
OPP
Trikem
Polialden
Politeno
PETROQUÍMICA PAULINIA
COPESUL
Ipiranga
Petroquímica Triunfo
Sunoco PP Plants
QUATTOR
Dow PP Plants
PVC Expansion
Green Ethylene
Resins
Ethylene
2002: 1,765 / 1,200
2003: 1,765 / 1,280
2004: 1,865 / 1,280
2005: 1,910 / 1,280
2006: 2,341 / 1,280
2007: 3,071 / 2,480
2008: 3,071 / 2,480
2009: 3,441 / 2,480
2010: 200 / 6,460 / 3,752
2011: 200 / 6,460 / 3,752
2012: 200 / 7,680 / 3,752
2013: 200 / 7,680 / 3,752
2014: 200 / 7,750 / 3,752

EBITDA[1] (US$ million)

[1]Pro-forma figures for 2009: Quattor+Braskem America

CAGR: 15%
2002: 457
2003: 581
2004: 872
2005: 851
2006: 764
2007: 1,626
2008: 1,385
2009: 1,638
2010: 2,308
2011: 2,246
2012: 2,003
2013: 2,217
2014: 2,392
LTM: 2,763

Market Cap (US$ bi)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
	0.2	1.4	4.0	2.7	2.4	3.6	1.2	4.0	9.1	5.2	4.3	6.3	4.1	2.8

6

Strategy – Growth Drivers

Braskem

Potential of Value Creation: Americas axis

Main Drivers

International Expansion

- **Access to competitive feedstock;**
- **Supply the regional market;**
- **Geographical Diversification.**

Brazil

- **Add value to the existing streams;**
- **Promote the plastic chain development;**
- **Expansion with future feedstock availability.**

7

Brazilian demand of resins

Braskem is well positioned to capture the emerging market potential growth

Brazilian thermoplastic resins demand growth

CAGR: 4.5%
4.3
4.9
4.9
5.0
5.4
5.3
2009
2010
2011
2012
2013
2014
71%
70%
65%
70%
68%
67%
Brazilian's thermoplastic demand (MMton)
Braskem's Market Share

Per-capita consumption of PE, PP and PVC

kg/person

Brazil
22
25
25
25
27
26
2009
2010
2011
2012
2013
2014

World (2014)
68
50
46
38
30
8
USA
Europe
Japan
China
Mexico
India

Source: Braskem, IHS (Aug 15)

8

Growth projects in Brazil
Adding value to the current streams
Started-up operations:

▪ Expansion of polyethylene in the 1st quarter 2015

✓ Expansion and conversion one of the production lines to metallocene-based LLDPE (newer technology);

✓ Capacity: 120 kton;

✓ Investment: ~R$50 million.

▪ Basf acrylic complex in the 2nd quarter 2015 ✓ Braskem supplies propylene to the Basf acrylic complex. 9

Mexico Project – Ethylene XXI

Braskem

First greenfield project to start-up in North America

Overview

- JV between Braskem (75%) and Idesa (25%);
- Integrated project for the production of 1 million tons of PE.

Differentials

- Long-term contract with PEMEX for feedstock supply;
- Competitive feedstock, with price reference to Mont Belvieu gas.

Technology:
Technip
Cracker (2 lines)
1,050 kty Ethylene
Technology:
basell
1 site LDPE
2 sites HDPE
Technology:
INEOS

Highlights YTD 2015

- Project reached 98% of physical completion in 3Q15;
- Major utility systems are already operational and the entire logistics area was completed.
- Pre-marketing activities continues to advance with a portfolio of 340 clients.
- First lots of rail freight cars already delivered.

CAPEX (ongoing)

Total investment US$5.2 billion, of which:

- US$3.2 billion structured under a project finance model; and
- US$2.0 billion shareholders' contribution.

10

Mexico Project – Ethylene XXI

Braskem

Focus on PE Mexican market (net importer market): ~70 of it needs supplied by imported product

PE Demand
(million tons/year)

1.9
1.9
1.9
2.0
2.0
2.1
2012
2013
2014
2015
2016
2017
Current Capacity
Project Ethylene XXI
Demand

Differentiated Location

Petrochemical Complex

World Indicative Ethylene Cash Costs
Current Month-to-Date Comparison
Ethylene XXI
Dollar per Metric Ton
700
600
500
400
300
200
100
0
-100
-200
Ethane KSA
Ethane US
Ethane Iran
Weighted US
C2C3 KSA
Condensate KSA
Low Cost WEur
Typical WEur
Propane KSA
Naphtha US
High Cost WEur
Naphtha Asia
Delta = current less last month
Dec-10 estimate
© 2015 IHS
Source: IHS

Next Steps

- Commissioning: conclusion of cleaning the lines and equipment and instrument testing;
- Expansion and diversification of the client base;
- Final preparation for the plant's startup by end-2015

Source: Braskem, IHS (Aug 15)

11

Cash Margin for a PE player

Braskem

Competitive feedstock to support regional growth

Polyethylene Integrated Cash Margins
Ethane Margins Decline, Maintain Strong Advantage
Margin, Cents Per Pound
Margin, Dollars Per Metric Ton
60
50
40
30
20
10
0
1,323
1,102
882
661
441
220
0
90
92
94
96
98
00
02
04
06
08
10
12
14
16
18
20
US Ethane to PE Chain Margin
W.Europe Naphtha to PE Chain Margin
IHS CHEMICAL
30th Annual World Petrochemical Conference
© 2015 IHS, Inc. No portion of this presentation may be reproduced, reused, or otherwise distributed in any form without prior written consent.

Expected margin of an integrated PE player ethane-based in USA

- Mexico project: #1 greenfield to be commissioned in the NA region.
- US ethane cost advantage over naphtha based polyethylene is forecast to be sustained.

Source: IHS March 2015

12

Greenfield project in Mexico

Braskem

Mexico Project: 98% of physical completion as of September 2015

August 2011

15 Ago2011
Industrial Area
Utilities
Cracker
HDPE
Logistic
LDPE

April 2014

June 2015

October 2015

13

U.S. assets overview

Braskem

Kenova, WV:
Neal Unit
1
Freeport, TX:
Oyster Creek Unit
2
Marcus Hook, PA:
Marcus Hook Unit
3
Headquarters
Production facilities
Technology Center
Philadelphia, PA:
Headquarter
La Porte, TX:
La Porte Unit
4
Seadrift, TX:
Seadrift Unit
5
Pittsburgh, PA:
Tech & Innovation Center

14

USA and Europe PP demand

Braskem

PP demand recovery lead by gradual acceleration of the advanced economies

USA demand growth (kton)
CAGR: 1.7%
6,000
5,500
5,000
4,500
5,128
5,658
5,364
5,498
5,542
5,592
2009
2010
2011
2012
2013
2014
PP Demand US

West Europe demand growth (kton)
CAGR: 0.8%
8,000
7,500
7,000
6,500
6,000
7,123
7,590
7,594
7,361
7,391
7,428
2009
2010
2011
2012
2013
2014
PP Demand West Europe

- PP – propylene spreads outlook shall remain attractive;
- No new greenfield PP projects announced in both regions 2015-2018;
- USA: opportunities may arise due long propylene market.

Source: IHS (Aug 15)

15

Growth projects in USA
Exploring the shale gas opportunities

PDH

▶ Long term contract with Enterprise;

▶ Enterprise will supply over 50% of the propylene required for our three plants in the U.S. Gulf region;

▶ Start-up on 2H16.

UTEC

▶ In June 2014, Braskem announced an investment to produce Ultra High Molecular Weight Polyethylene (UHMWPE) at its site in La Porte, Texas. The resin, which is commercially known by UTEC, has in a vast array of applications in various industries, such as oil extraction, military items and construction.

16

Braskem's feedstock profile

Braskem

Diversification through competitive raw material

Cracker Raw Material Profile

Braskem 2014
5%
16%
78%
Braskem 2015e [1]
4%
33%
63%
Long Term - Target
3%
45%
52%
Gas
Naphtha
Ethanol

[1] Considers Mexico Project

Raw Material Profile – US and Europe (PP Capacity)

73%
27%
2014
18%
55%
27%
2016e
USA - PDH
USA - PGP/RGP
Europe - PGP

Source: Braskem

17

Global Scenario

Overview
Petrochemical industry
Brazil

Braskem

2016 Global scenario

Braskem

USA

- Growth at robust rates: 2015e GDP growth of 2.6%;
- Fed increased interest rates after nine years;
- Decrease in unemployment level.

Euro Zone

- The economic recovery on track: GDP 2015e + 1.5%;
- Inflation at low levels;
- Refugee crisis.

China

- Fears related to the Chinese growth;
- Industrial activity shrinking;
- Depreciation of Yuan.

Brazil

- Strong economic downturn: GDP 2015e of -3.71% and GDP 2016e of -2,95%;
- Industrial production is expected to shrink 7,8% in 2015 and 3,5% in 2016;
- Minister of Finance has changed.

Source: IMF July 2015

19

Petrochemical scenario

Braskem

Naphtha Prices and Brent

Brent ($/bbl)
NAFTA ARA - CIF NWE (US$/ton)
150
130
110
90
70
50
30
1200
800
400
0
Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14 Jul-14 Oct-14 Jan-15 Apr-15 Jul-15 Oct-15 Jan-16
Brent ($/bbl)
Naphtha ($/ton)

HDPE Spreads
(US$/ton)

900
700
500
300
Spread
Avg. Last 3 months
Jan-12 Apr-12 Jul-12 Oct-12 Jan-13 Apr-13 Jul-13 Oct-13 Jan-14 Apr-14 Jul-14 Oct-14 Jan-15 Apr-15 Jul-15 Oct-15 Jan-16

Ethylene Capacity Additions
(MM ton)

6.4
4.1
5.4
7.0
4.9
6.3
8.2
9.7
2015
2016
2017
2018
Average Annual Demand Growth 2015-2018
6.0 MM ton
October 2014 Forecast
July 2015 Forecast

- Reduction of oil prices;
  - Supply increase mainly by non-Opec countries.
  - Iran embargo (?)
- Naphtha follows oil price dynamics;
- Petrochemical spreads remain at favorable levels.

- Greenfield projects postponed or cancelled;
- China:
  - High cost/investments to access available feedstock;
  - Infrastructure issues;
  - Reduced attractiveness of coal projects with lower naphtha prices
- USA: New capacities to come online as of 2017/2018.

20

PP Market United States

Competitive Environment

North America Largest PP producers
Ranking by capacity (000´s tons per year)

1.465
1.385
1.101
1.070
1.005
Braskem
Player A
Player B
Player C
Player D

Spread PP – PGP (USD/ton)

700
600
500
400
300
200
100
0
418
400
432
440
412
362
313
317
346
389
500
648
666
679
628
526
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Source: IHS

21

Recent Performance

Main financial and operational indicators

Braskem

3Q15 Highlights

▶ The dynamics of the international market and the new foreign exchange level were favorable and once again supported stronger sales in the overseas market. Braskem's resin exports totaled 454 kton, increasing 22% and 43% from 2Q15 and 3Q14, respectively. In the case of main basic petrochemicals, exports amounted to 482 kton, up 35% and 19% from 2Q15 and 3Q14, respectively.

▶ USA and Europe posted record-high PP sales volume, of 502 kton, a growth of 2% and 7% from 2Q15 and 3Q14, respectively. The average capacity utilization rate of the PP plants was 97%, influenced by the scheduled maintenance shutdown at the Schkopau Unit in Germany.

▶ Integrated Project in Mexico: The project reached 98% completion and pre-commissioning activities continued to progress.

▶ The Brazilian market for resins (PE, PP, PVC) amounted to 1.2 million tons, virtually stable over 2Q15, increasing 1%. Compared to 3Q14, demand contracted by 11%. Braskem’s sales amounted to 866 kton.

▶ The average cracker utilization rate stood at 92%, in line with the previous quarter and up 2 p.p. from 3Q14.

▪ Excluding the Rio de Janeiro site from the analysis, whose production is limited by low feedstock supply, the crackers operated at an average utilization rate of 95% in the quarter.

▶ Braskem posted EBITDA of R$3 billion in the quarter. In U.S. dollar, EBITDA came to US$870 million.

▶ Net Income was R$1,482 million.

▶ Braskem's leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, stood at 2.05x, which is the lowest level of the last nine years and represents declines of 10% from 2Q15 and 24% from 3Q14.

▶ Incentives for Innovation and commitment to Sustainability:

▪ Braskem was included for the fourth straight year as a component of the Dow Jones Sustainability Emerging Markets Index, the sustainability index for emerging markets of the New York Stock Exchange – NYSE.

23

Braskem's capacity utilization rates

Ethylene*
90%
93%
92%
3Q14
2Q15
3Q15
Polyethylene
84%
91%
90%
3Q14
2Q15
3Q15
Polypropylene
85%
84%
74%
3Q14
2Q15
3Q15
PVC
95%
73%
74%
3Q14
2Q15
3Q15
USA and Europe
89%
101%
97%
3Q14
2Q15
3Q15

*Does not include Green ethylene

3Q15

- ✓ **Ethylene**: the average crackers utilization rate was in line with the last quarter, reflecting the good operating performance at the Rio Grande do Sul complex.
- ✓ **Polyethylene and Polypropylene**: the PP plants in Brazil operated at an average rate of 74%, down 10 p.p. from 2Q15, affected by the scheduled maintenance shutdown at the Rio de Janeiro site in July lasting around 20 days. The PE plants utilization rate was in line with the last quarter.
- ✓ **PVC**: the PVC capacity utilization rate was in line with 2Q15 and continues to suffer from weak resin demand in Brazil, which was impacted by the weaker demand on construction industry, its main market.
- ✓ **USA and Europe**: the average utilization rate of the PP plants was down 4 p.p. in comparison to the last quarter, due to the scheduled maintenance shutdown at the Schkopau Unit in Germany that was carried out from August through October.

Source: Braskem

24

Brazilian market of Resins and Braskem' Sales

- The Brazilian market of thermoplastic Resins (kton)

3Q14
1,374
2Q15
1,207
3Q15
1,219
+1%
-11%
9M14
4,031
9M15
3,848
-5%

- Braskem' Sales of Thermoplastic Resins (kton)

3Q14
939
2Q15
792
3Q15
866
+9%
-8%
9M14
2,720
9M15
2,612
-4%

- The deterioration in Brazil's economic scenario and the consequent contraction in the durable and non-durable goods sectors continue to negatively impact the demand for resins in Brazil.
- Braskem's sales came to 866 kton in the 3Q15, 8% lower than the same period of 2014.
- In 9M15, Brazilian demand for resins and Braskem' sales are respectively 5% and 4% lower than 9M14.

25

Dynamics of International Market

Braskem

- **Braskem' Exports of Thermoplastic Resins (kton):**

9M15 vs. 9M14
+37%
500
400
300
200
100
-
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
PE
PP

- Ongoing sale opportunities in the overseas market boost Braskem´s exports.
- Braskem's sales came to 405 kton in the 3Q15 for PP and PP, 28% higher than 3Q14.
- Braskem has started to export PVC: 3 kton in 2Q15 and 49 kton in 3Q15

- **Braskem' International Unit Sales (kton):**

9M15 vs. 9M14
+3%
520
500
480
460
440
420
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
International Unit

- Good performance of PP against substitute materials and the improvement in local economies.
- PP sales volume in the quarter was 502 kton, record since the acquisition by Braskem, increasing 2% and 7% from 2Q15 and 3Q14, respectively.

26

Braskem's sales (PE, PP, PVC)

Diversified sales profile in Brazil

3Q15: Consumer driven
Chemicals & Agrochemicals
3%
Agribusiness
5%
Food Packaging
22%
55%
Retail
8%
Consumer Goods
11%
Hygiene and Cleaning
5%
Cosmetics & Pharmaceutical
4%
Automotive
4%
Construction
13%
Electric & Electronic
3%
Industrial
12%
Infrastructure
4%
Others
6%

* Polyethylene, Polypropylene and Polyvinyl Chloride
Source: Braskem, Ipeadata and IBGE

27

Braskem's Revenue Breakdown

Braskem

Greater exposure to international markets.

9M14 Revenue

7%
17%
57%
19%

R$34 billion

- Brazilian Sales
- Brazilian Exports (Ex-resale)*
- United States and Europe
- Resale

9M15 Revenue

8%
17%
52%
23%

R$35 billion

*Exports of products made in Brazil

28

Braskem Exports

Polymers (PE&PP) export by region (net revenue)

2Q15 (R$1,650 million) 3Q15 (R$1,898 million)

7%
23%
2%
29%
38%
North America
Central America
South America
Europe
Asia
12%
19%
2%
22%
43%
Qualified Sales
Qualified Sales

29

Financial highlights

Braskem

9M15

Consolidated **Net Revenue** of **R$35.0 billion** or **US$11.0 billion**

Consolidated **EBITDA** of **R$7.1 billion** or **US$2.2 billion**

Net Income of **R$2.7 billion**

Net Revenue (R$ million)

11,724
11,612
10,195
11,592
13,164
45%
44%
41%
49%
52%
55%
56%
59%
51%
48%
3Q14
4Q14
1Q15
2Q15
3Q15

Net Revenue (US$ million)

5,153
4,562
3,561
3,773
3,710
45%
44%
41%
49%
52%
55%
56%
59%
51%
48%
3Q14
4Q14
1Q15
2Q15
3Q15

International Market
Brazilian Market

EBITDA (R$ million)

1,502
1,352
1,485
2,610
3,044
3Q14
4Q14
1Q15
2Q15
3Q15

EBITDA (US$ million)

660
536
508
850
870
3Q14
4Q14
1Q15
2Q15
3Q15

Net Income (R$ million)

230
(24)
204
1,055
1,482
3Q14
4Q14
1Q15
2Q15
3Q15

30

EBITDA 9M15 vs. 9M14

Braskem

EBITDA was R$7,138 million, increasing 67% from 9M14. Highlights:

- the 38% average Brazilian currency depreciation;
- better thermoplastic resin spreads in the international market;
- higher volume of total sales.

R$million
FX impact on revenue
9,581
(6,918)
FX impact on costs
4,268
(212)
4,056
307
(63)
2,664
175
7,138
EBITDA 9M14
Extraordinary Itens*
Adjusted EBITDA 9M14
Volume
Contribution Margin**
FX
Fixed Costs + SG&A + Others
EBITDA 9M15

Avg. FX 9M14: 2.29 R$/USD

Avg. FX 9M15: 3.16 R$/USD

* Gain recognized from the divestment of non-strategic asset.

** It includes the recognition of the R$202 million refund related to the retroactive adjustment of the amendment to the naphtha supply agreement.

31

Amortization schedule and debt profile

Braskem

Debt Profile (1)
(R$ million)
09/30/2015

(09/30/15 - R$ million)
Gross Debt:
R$ 29,048
Net Debt:
R$ 22,670
Avg. Debt Term: 15.9 years

9,858
6,378
3,480
4,295
2,083
2%
661
6%
1,852
6%
1,718
9%
2,643
25%
7,231
22%
6,446
30%
8,767
09/30/15 Cash
2015
2016
2017
2018
2019/ 2020
2021/ 2023
2024 onwards
Stand by of US$750 million and R$500 million
Invested in US$
Invested in R$

(1) Does not consider discounts from transaction costs

Net Debt / EBITDA (US$)

US$ million	3Q14	2Q15	3Q15
Net Debt (a)	6,430	5,855	5,706
EBITDA (LTM)	2,375	2,553	2,763
Net Debt/EBITDA	**2.71x**	**2.27x**	**2.05x**

(a) It does not include the financial structure of the Mexico project

Diversified Funding Sources

Brazilian and Foreign Gov. Entities 16%
Banks 25%
Capital Market 59%

32

Credit Rating

Agency	Rating	Outlook	Date
Global Scale			
Moody's	Baa3*	Negative	12/11/2015
Fitch	BBB-	Negative	12/16/2015
S&P	BBB-	Negative	12/04/2015

* Under Review

S&P

July 28th – Following the revise outlook to Negative for the Brazilian sovereign rate

"…**we understand the company could pass our quantitative hypothetical stress test related to a sovereign default**, we're less certain that the company could withstand it on a qualitative basis."

September 10th – After downgrading Brazil´s sovereign rate

"We placed the rating on Braskem on CreditWatch negative because we need to **further test its resiliency to a potential sovereign distress**"

December 4th – Ratings Affirmed, Removed from CreditWatch negative

"The ratings affirmation primarily **reflects Braskem's current and expected strong liquidity position, cash held outside Brazil, expected solid cash flow generation and increasing geographic diversification** that, in our view, creates a cushion against the weak domestic economy and could prevent it from defaulting at the same time as the sovereign, considering a hypothetical stress scenario that we expect to accompany a sovereign default."

Fitch

September 28th – Ratting affirmation

"[…] For 2016, Fitch continues to expect **favorable spreads, despite some potential volatilities in oil prices, which should continue to drive the company's ability to generate robust positive free cash flow generation**"

"…**track record of strong liquidity position and manageable debt amortization schedule**"

"Uncertainties regarding the naphtha contract with Petroleo Brasileiro S.A. (Petrobras) continue to be a negative headwind for Braskem's ratings."

December 16th – After downgrading Brazil´s sovereign rate

"Foreign currency IDR affirmed at 'BBB' ; Outlook Revised to Negative from stable."

Moody´s

December 11th - After placing Brazil´s sovereign under Review for Downgrade

"The review process of Braskem's Baa3 ratings was prompted by the action that placed Brazil's sovereign Baa3 issuer and bond ratings on review for downgrade. The review will focus on […] Braskem's credit metrics evolution, particularly profitability, leverage and interest coverage, as well as the company's liquidity and links with Brazil's macroeconomic environment. "

33

Natural Hedge: US dollar linked cash flow leads to a net debt ~75% dollar-pegged

Braskem

- **Braskem prices follow the international market:**

100% of Revenues is linked to dollar…

… as well as approximately 80% of Costs[1]

100 Basis: 1Q08
120
100
80
60
40
1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15
International Resins Prices US$
Braskem Resins Prices US$

COGS 3Q15 (1)
Partially dollar-pegged
Deprec / Amort; 5.9%
Freight; 5.2%
Others; 1.1%
Services; 1.2%
Labor; 3.4%
Other Variable Costs; 9.2%
Natural Gas; 2.6%
Electric Energy; 2.7%
Propylene
Gas as feedstock; 22.1%
Ethane/ Propane
Naphtha ; 46.5%
Totally dollar-pegged

(1) Does not include naphtha/condensate resale and Quantiq costs

Braskem Financial Policy

Considering that operating cash flow is strongly correlated to the U.S. dollar:

Short Term: The maintenance of minimum cash or hedge in U.S. dollar should be sufficient to cover (i) the operating exposure (operating cash flow) in U.S. dollar estimated for at least the next 6 months, and (ii) debt (principal and interest) in U.S. dollar maturing within the next 12 months.

Long Term: Braskem must maintain a percentage of at least 50% of its net debt denominated in U.S. dollar.

34

Capex

- **Capex**

R$ million

2,135
819
221
1,095
1,316
1,358
552
48
758
806
2015e
9M15
Operational
Strategic Projects
Mexico

Operational: Maintenance, replacement, productivity, others

- In 9M15, Braskem invested R$1,358 million.
- Excluding the Mexico project from the analysis, total investment came to R$806 million:
  - ~90% of the total (R$758 million) - was allocated to industrial operations, including the investments related to operating efficiency, HSE, productivity and maintenance.
  - The remainder was allocated to other projects, such as the investment in UTEC production in La Porte, United States.

- **Mexico Project**

US$ million

180
300
9M15
2015e

- Braskem disbursed US$180 million (R$552 million) on the project in 9M15.
- The project estimated investment for 2015 is US$300 milhões.

35

Meeting with Investors

IR Braskem
January 2016

Braskem

BRKM5 NÍVEL 1 BM&FBOVESPA
BAK LISTED NYSE
LATIBEX XBRK
Corporate Sustainability Index ISE 2016
Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.